Exhibit 99.2

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, August 6, 2014

FAIRFAX ANNOUNCES PRICING OF PRIVATE OFFERING OF SENIOR NOTES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that its wholly-owned subsidiary, Fairfax (US) Inc. (the “Issuer”), has priced a private offering of US$300 million of the Issuer’s 4.875% Senior Notes due 2024 (the “Notes”) at an issue price of 99.026%.  The Notes will be guaranteed by Fairfax.

The  Issuer  intends  to  use  the  net  proceeds  from  this  offering  primarily  to  refinance approximately US$300 million of certain indebtedness of Fairfax and its subsidiaries.   The offering  is  expected  to  close  on  or  about  August  13,  2014,  subject  to  the  satisfaction  of customary conditions.

The  offering  is  being  made  solely  by  means  of  a  private  placement  either  to  qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to certain persons in offshore transactions pursuant to Regulation S under the Securities Act.  The Notes have not been and will not be registered under the Securities Act and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered or sold directly or indirectly in Canada or to or for the benefit of any resident of Canada except pursuant to applicable prospectus exemptions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                                                                  John Varnell, Vice President, Corporate Development, at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946